Exhibit 99.1

Selina Provides Preliminary Financial and Operational Information for Q1 2024 and Full-Year 2023 Showing Significant Progress In Core Business

●	Selina successfully negotiated the termination of 17 leased properties since January 2023. These properties contributed approximately 70% of the Company’s unit level operating losses for the fiscal year 2023.
●	Gross Operating Profit (“GOP”) margin expected at 29.4%-31.4% for Q1 2024, representing 24% growth as compared to Q1 2023, resulting in positive Unit-Level Operating Profit (“ULOP”) in Q1 2024, a significant milestone for the Company.
●	Reduced Corporate Overhead (“COH”) costs by 38% in Q1 2024 as compared to Q1 2023.

NEW YORK (May 9, 2024) – Selina Hospitality PLC (“Selina”; NASDAQ: SLNA), a global lifestyle and hospitality company catering to millennial and Gen Z travelers, today announces its preliminary financial and operational information for FY 2023 and Q1 2024 reflecting the recent progress and improvements made in its core hotel operating business.

The preliminary financial and operational information included herein is unaudited and preliminary and as such, is subject to change due to, among other things, the completion of the Company’s 2023 audit and review procedures for Q1 2024.

Unaudited	FY 2023	FY 2022	Variance (%)	Q1 2024	Q1 2023	Variance(9) (%)
Occupancy Rate(1)	51.80%	47.5%	9.1%	57.4%	56.9%	0.9%
Properties, End of Period	110	118	(6.8)%	107	118	(9.3)%
Bedspaces, End of Period	27,577	29,600	(6.8)%	25,957	29,600	(12.3)%
Total Annualized Revenue per Bedspace(2)	6,895	6,547	5.3%	7,373	7,056	4.5%
($ in millions)
Revenue	$201.3	$183.9	9.4%	$49.2	$54.2	(9.2)%
GOP(3)	$48.9	$35.3	38.3%	$14.0 - $15.0	$13.1	11.1%
GOP (%)	24.8%	20.2%	22.6%	29.4% - 31.4%	24.6%	23.7%
ULOP/(ULOL)(4)	$(14.6)	$(6.7)	(117.8)%	$0 - $0.3	$(0.9)	115.8%
COH(5)	$38.1	$37.9	(0.7)%	$5.5 - $6.5	$9.8	38.8%

Financial Highlights:

●	Total revenue increased by 9.4% to $201.3 million for FY 2023 compared to FY 2022, driven primarily by higher occupancy rates(1) and higher total annualized revenue per bedspace(2).
●	Total revenue expected to decrease by 9.2% in Q1 2024 vs Q1 2023 ($49.2 million vs $54.2 million) due primarily to the exiting of underperforming properties.

●	Occupancy(1) rate of 57.4% in Q1 2024, a 1% increase from Q1 2023, growing each month during the quarter. Our ongoing progress of ramping occupancy towards our 58% target in 2024 was driven by the launch of our commercial leadership team and Selina’s formal and robust commercial strategy. In addition, the Company focused on driving new guests to Selina hotels through new distribution channels, as well as driving traffic directly through Selina’s website and app for reservations.
●	Continued progress on exiting underperforming properties. The Company exited 17 hotel properties from January 2023 through April 30, 2024. This included nine in 2023, three in Q1 2024, and five in Q2 of 2024 YTD. These 17 properties had approximately 4,000 bedspaces and the annualized savings from these closures is expected to offset approximately 70% of the Company’s ULOL of 2023(3). This is a significant component of Selina’s path to profitability.
●	As of April 30, 2024, the Company has 102 open hotels, in 22 countries and 6 continents. For FY 2023, occupancy of these 102 hotels was 52.3%.
●	GOP(3) margin increased by 22.6%, reaching 24.8% in FY 2023 from 20.2% in FY 2022. In addition, in Q1 2024, GOP margin is expected to increase approximately by 24%, to 29.4% to 31.4%, as compared to 24.6% in Q1 2023. This improvement was driven by the operational restructuring process carried out in 2023 and the continued focus on cost optimization.
●	COH(5) is expected to decrease from $9.8 million in Q1 2023 to $5.5 to $6.5 million in Q1 2024, representing a 38.8% decrease, driven mostly by the labor restructuring carried out in Q4 2023 and Q1 2024, reduced corporate office commitments in UK, US, Panama and Israel, and overall cost reduction plans in global functions.

Operational Highlights:

●	The Company has maintained its high Net Promoter Score (NPS) level. For March 2024, NPS was 43. Selina consistently has NPS scores which are higher than its comparable group, which includes several larger and more-established hotel brands.(6)
●	Ongoing initiatives to improve guest satisfaction across the portfolio. Consistent growth in Online Reputation Index (ORI) from January 2024 of 83% to 85.4% in March 2024, with a near-term target of 90%.(7)
●	Enhancements being made to room mix and room brand standards, followed by updates on pricing strategy and content on revenue channels to drive growth in Average Daily Rate (ADR) and Occupancy.
●	Ongoing initiatives to reduce the number of Out-of-Order (OOO) rooms in order to increase sellable inventory and improve revenue results, especially during peak periods. Reduction in OOO rooms from 7.0% of total rooms in January 2024 to 4.6% in March 2024(8).
●	Comprehensive site visits by Gadi Hassin, COO, and his leadership team over the last few months to share best practices of the best performing hotels, identify areas for improvement and optimization, establish and implement clear action plans, and provide additional areas of training reinforcement.

Management Commentary, Rafael Museri, co-founder and Chief Executive Officer:

“On behalf of our entire company, I am very pleased with the progress we are making in our business as we have stayed relentlessly focused on our path to profitability since early 2023. I am confident that the partnership with our new strategic investor, Osprey International Limited, will continue to help us on our path. I want to thank all Selina teams around the world and vendor partners for their support, flexibility, and creativity as we all work together to reinforce our infrastructure and deliver an incredible experience to our guests. While we complete our financial reporting and independent audit processes, we want to keep our investment community updated as much as we can on the progress we are making in our core business.”

Other relevant information

As disclosed in its NT 20-F filing with the Securities and Exchange Commission on May 1, 2024 and accompanying Report on Form 6-K, the filing of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 has been delayed and is anticipated to be filed by July 31, 2024.

The Company is unable to provide full unaudited IFRS financial statements or some non-IFRS key metrics, such as EBITDA or Adjusted EBITDA, until certain external tax accounting and impairment analyses and valuations of financial instruments have been completed, allowing EBITDA/Adjusted EBITDA to be reconciled to “Net loss” for the year ended December 31, 2023, its closest IFRS measure.

(1)	We define our occupancy rate as the number of beds sold divided by the total number of open beds, over a given period. Open beds reflect the total number of beds in inventory at open properties at the end of a given period. As our properties have the ability to convert rooms into different bed configurations, the total number of open beds may fluctuate at any given location over any given period. Average daily open beds is calculated as the total number of beds in inventory over any given period of time on a daily basis. This metric reflects Selina’s daily accommodation capacity and is used in the calculation of occupancy rate.
(2)	Total annual revenue per bedspace is calculated as total revenue for a given property, for a given period, divided by the average of the total number of open bedspaces at the beginning and end of that period. Management views total revenue per bedspace as a useful measure of comparing performance between locations or cohorts over time, as well as providing an indication of future revenue potential as we continue to grow total bedspaces.
(3)	Unit-Level Operating Profit / (Loss) (“ULOP” / “ULOL”) is defined as Unit Level EBITDAR minus Rent Expense. Unit Level EBITDAR is defined as unit level earnings before interest, income taxes, depreciation and amortization and before rent (or similarly, Gross Operating Profit (“GOP”) minus other non-operating unit level expenses such as property insurance and property taxes.
(4)	Gross Operating Profit (“GOP”) is defined as revenue less the direct expenses related to the sale and operation of Rooms, F&B and Other; specifically, cost of goods sold, labor costs, marketing and sales costs, and operating expenses such as laundry, cleaning, linen, contract services, programming expenses, operating supplies and equipment, utilities, security, etc.
(5)	Corporate Overhead (“COH”) include general and administrative expenses, including support functions such as Legal, HR, Finance, IT, etc., incurred at global or regional level, but exclude non-recurring fundraising or debt restructuring costs.
(6)	Data from Comparably.com. Comparative hotel group includes Accor, Airbnb, Hilton, Hyatt, IHG, Marriott, and Radisson.
(7)	Online Reputation Index is an industry-wide metric that is used by companies that provide services (hotels, restaurants, stores etc). Our data is collected and communicated to us by the third party, KePSLA.
(8)	Out-of-Order (“OOO”) rooms are rooms that are being renovated, undergoing repairs or maintenance, or are otherwise unavailable, and cannot be sold to guests. The % is calculated as the total out of order rooms per day divided by available rooms for the entire month.
(9)	Percentage variance illustrated using mid-point of the applicable range.

About Selina Hospitality PLC

Selina Hospitality PLC (NASDAQ: SLNA) is a global hospitality brand built to address the needs of millennial and Gen Z travelers, blending beautifully designed accommodations with coworking, recreation, wellness, and local experiences. Founded in 2014 and custom-built for today’s nomadic traveler, Selina provides guests with a global infrastructure to seamlessly travel and work abroad. Each Selina property is designed in partnership with local artists, creators, and tastemakers, breathing new life into existing buildings in interesting locations in 22 countries on six continents – from urban cities to remote beaches and jungles. To learn more, visit Selina.com or follow Selina on X, Instagram, Facebook, Linkedin or YouTube.

Forward-Looking Information

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, and include terms such as “preliminary,” “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond our control), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon assumptions that, while we consider reasonable, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation, changes in the financial information included in this press release in connection with completing our audit, the possible delisting of Selina’s ordinary shares from the Nasdaq Capital Market due to non-compliance with required listing standards; potential negative impacts on our financial results as a result of changes in travel, hospitality, and real estate markets, including the possibility that travel demand and pricing do not recover to the extent anticipated, particularly in the current geopolitical and macroeconomic environment; volatility in the capital markets; our ability to execute on our plans to increase occupancy and margins; the potential inability to meet our obligations under our commercial arrangements and debt instruments; delays in or cancellations of our efforts to develop, redevelop, convert or renovate the properties that we own or lease; challenges to the legal rights to use certain of our leased hotels; risks associates with operating a significant portion of our business outside of the United States; risks that information technology system failures, delays in the operation of our information technology systems, or system enhancement failures could reduce our revenues; changes in applicable laws or regulations, including legal, tax or regulatory developments, and the impact of any litigation or other legal or regulatory proceedings; possible delays in ESG and sustainability initiatives; the possibility that we may be adversely affected by other economic, business and/or competitive factors, including risks related to the impact of a world health crisis; and other risks and uncertainties described under the heading “Risk Factors” contained in the Annual Report on Form 20-F for the fiscal year ended December 31, 2022, prospectus filed on August 25, 2023 and subsequent filings with the Securities and Exchange Commission. In addition, there may be additional risks that Selina does not presently know, or that Selina currently believes are immaterial, which also could cause actual results to differ from those contained in the forward-looking statements. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, we do not undertake any duty to update these forward-looking statements.

Contacts

Media: press@selina.com

Investor: investors@selina.com